UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, par value HK$0.10 per share
American Depositary Shares, each representing eight Ordinary Shares, par value HK$0.10 per share
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
A. APT Satellite Holdings Limited (the “Company”) first incurred the duty to file reports under Section 13(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) in December 1996, at the time of the global initial public offering of the Company’s shares and the listing of the Company’s shares, the form of American Depositary Receipts, on the New York Stock Exchange.
B. The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this Form 15F, including at least one annual report pursuant to Section 13(a) of the Exchange Act.
Item 2. Recent United States Market Activity
The Company’s securities were last sold in the United States in a registered offering under the United States Securities Act of 1933, as amended (the “Securities Act”) pursuant to a Registration Statement on Form F-6 under the Securities Act declared effective on or about December 13, 1996.
Item 3. Foreign Listing and Primary Trading Market
A. The Company has maintained a listing of its Common Shares on The Stock Exchange of Hong Kong (the “HKEx”), the primary trading market (as defined in Rule 12h-6(f)) for the Common Shares, in Hong Kong, SAR (the “Primary Jurisdiction”).
B. The date of the initial listing of the Common Shares on the HKEx was on or about December 18, 1996. The Common Shares have been listed on the HKEx since such date. Thus, the Company has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.
C. To the best knowledge of the Company, for the period commencing on September 1, 2008 and ended on and including August 31, 2009 (the “Recent Trading Period”), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was 100%, and as such the primary trading market is larger than the trading market for the Common Shares in the United States during the same period.
Item 4. Comparative Trading Volume Data
Not applicable.
Item 5. Alternative Record Holder Information
There are currently no holders of the subject securities who are United States residents as of September 10, 2009.
Item 6. Debt Securities
Not applicable.

Item 7. Notice Requirement
A. As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a news release disseminated by the Company on September 16, 2009 (the “News Release”), disclosing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.
B. The News Release was disseminated in the United States via PRNewswire-Asia.
Item 8. Prior Form 15 Filers
Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
The address of the Company’s internet web site on which it will publish the information required under Rule 12g3-2(b)(1)(iii) is http://www.apstar.com.
PART III
Item 10. Exhibits
The following exhibit is attached hereto:

Exhibit Number	Description

99.1	News Release of the Company dated September 16, 2009
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, APT Satellite Holdings Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, APT Satellite Holdings Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

APT SATELLITE HOLDINGS LIMITED
By:	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President
Dated: September 16, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release of the Company dated September 16, 2009